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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Endeavour Silver Corp.

We consent to the inclusion of the following reports in this registration statement on Form 40-F of Endeavour Silver Corp. (the “Company”):

1.
Our audit report to the shareholders of the Company dated April 21, 2006, except for note 5(b)(iv) which is as of April 24, 2006, on the consolidated balance sheets as at December 31, 2005 and February 28, 2005 and the consolidated statements of operations and deficit and cash flows for the ten month period ended December 31, 2005 and the years ended February 28, 2005 and February 29, 2004;

2.	Our audit report to the Board of Directors of the Company on reconciliation to United States Generally Accepted Accounting Principles dated April 21, 2006; and

3.	Our Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences dated April 21, 2006, except for note 5(b)(iv) which is as of April 24, 2006;

Each of which is contained in this registration statement on Form 40-F of the Company.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
November 10, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.